UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

DITECH NETWORKS, INC.
(Name of Issuer)

Common Stock
(Title of class of Securities)

25500T108
(CUSIP Number)

Marc B. Silk, 24 Hearthstone Drive, Medfield, MA 02052, 508-242-9479
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 22, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

1.	Names of Reporting Persons: C. Silk & Sons, Inc., d/b/a Silk Investment Advisors

IRS Identification No.: 04-3449601

2.	Check the Appropriate Box if a Member of a Group

(a)	[ ]

(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned as of December 31, 2011 by Each Reporting Person with:

5.	Sole Voting Power: 1,365,913

6.	Shared Voting Power: 0

7.	Sole Dispositive Power: 1,365,913

8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,365,913

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

11.	Percent of Class Represented by Amount in Row (11): 5.1%

12.	Type of Reporting Person: IA

Item 1.

(a)	Name of Issuer: Ditech Networks, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 825 E. Middlefield Road, Mountain View, California 94043

Item 2.

(a)	Name of Person Filing: C. Silk & Sons, Inc., d/b/a Silk Investment Advisors.

(b)	Address of Principal Business Office: 24 Hearthstone Drive, Medfield, MA 02052.

(c)	Citizenship: Incorporated under the laws of the Commonwealth of Massachusetts.

(d)	Title of Class of Securities: Common Stock.

 (e)  CUSIP Number:  25500T108.

Item 3.  If this statement is filed pursuant to Sections 240.13d-1(b) or 240/13d-2(b) or (c), check whether the person filing is a:

 (a)  [   ]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

 (b)  [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                 (c)  [  ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                 (d)  [  ]  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                 (e)  [X]  An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

                 (f)  [  ]  An employment benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

                 (g)  [  ]  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

                 (h)  [  ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                 (i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
                             (15 U.S.C. 80a-3).

Item 4.  Ownership.

The following information is provided as of December 31, 2011, regarding the class of securities of the issuer identified in Item 1.

                 (a)  Amount beneficially owned:  1,365,913.

                 (b)  Percent of class:  5.1%.

                 (c)  Number of shares as to which the person has:

          (i)            Sole power to vote or to direct the vote: 1,365,913.

          (ii)           Share power to vote or to direct the vote:  0.

          (iii)          Sole power to dispose or to direct the disposition of:  1,365,913.

          (iv)          Shared power to dispose or to direct the disposition of:  0.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities are held by Reporting Person’s investment advisory clients.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Member of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2012

C. Silk & Sons, Inc.
d/b/a Silk Investment Advisors

By /s/ Marc B. Silk
     Marc B. Silk, its President